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                             December 8, 2022

       Lesley Ann Calhoun
       Chief Financial Officer
       Aligos Therapeutics, Inc.
       One Corporate Drive, 2nd Floor
       South San Francisco, California

                                                        Re: Aligos
Therapeutics, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-39617

       Dear Lesley Ann Calhoun:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Components of Our Results of Operations
       Research and Development Expenses, page 107

   1.                                                   Considering the
significant research and development expenses you have historically incurred and expect to
continue to incur, in future filings, please expand your disclosures to include more
disaggregated disclosures for your research and development expenses, for example by product
candidates, by program, and or by nature of costs. Please also disclose whether you
track external costs by product candidates and or by program, and if not, please disclose
that fact in future filings as well.
 Lesley Ann Calhoun
FirstName LastNameLesley
Aligos Therapeutics, Inc. Ann Calhoun
Comapany8,
December  NameAligos
             2022       Therapeutics, Inc.
December
Page 2    8, 2022 Page 2
FirstName LastName
Consolidated Financial Statements
Note 11. License and Collaboration Agreements
Agreement with Merck, page 140

2. Please address the following comments with regard to your accounting and disclosures for the License and Research Collaboration Agreement with Merck & Co.

                Please expand your future filings to describe all material terms of the agreement, including the specific amount for the upfront payments, and the development and commercilaiton milestone payments. For the tiered royalty arrangement, please disclose the royalty term and quantification of the royalty rate, or a range no greater than 10 percentage points per tier.
                Please provide us an analysis, and revise your future filings if necessary, of the components you have identified under this agreement that would fall under ASC 808
              Collaborative Arrangements and the components under ASC 606 Revenue from
              Contracts with Customers. In your analysis, tell us how you have considered the unit of account guidance under ASC 808-10-15-5B.
                Please tell us and revise in future filings the specific milestone payments achieved in
              2021 and 2022. In that regard, you repeatedly disclose that the revenues you have recognized so far are from milestone payments.
                Please provide us an analysis of your revenue recognition under ASC 606, including your determination of the performance obligations, the transaction price, and your revenue recognition method (i.e. over time or point in time) for each performance obligation. In that regard, please note that the percentage of completion is not referred to as a revenue recognition method under ASC 606.
                Lastly, please revise your future filings to include a roll forward of your deferred revenue with the movements agreeing to the payments received and revenue recognized during the period to meet the disclosure requirement under ASC 606-10-
              50-8.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences